October 28, 2019

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Investment Management – Disclosure Review and Accounting Office

100 F Street, N.E.

Washington, D.C. 20549

Attn.: Lisa N. Larkin

Re:	Blackstone / GSO Floating Rate Enhanced Income Fund
Registration Statement on Form N-2, File Nos. 333-219127 and 811-23270

Ladies and Gentlemen:

On behalf of Blackstone / GSO Floating Rate Enhanced Income Fund (the “Fund”), we are providing the following responses to comments received by telephone from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on October 21, 2019, relating to the Fund’s Post-Effective Amendment No. 4 (“Amendment No. 4”) to the above-referenced registration statement of the Fund (the “Registration Statement”) originally filed with the Commission on September 3, 2019, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”), through the Commission’s electronic data gathering, analysis and retrieval system.

For convenience of reference, the Staff’s comments have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 4. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 4.

PROSPECTUS

Cover

1. For the “Interval Fund/Repurchase Offers” section, please specify the intervals between deadlines for repurchase request, pricing and repayments.

In response to the Staff’s comment, the Fund plans to add the following disclosure to the cover of the prospectus in a post-effective amendment filed pursuant to Rule 486(b) under the Securities Act:

“Generally on the first business day of the month, and in any case at least 7 and no more than 14 calendar days prior to the Repurchase Request Deadline (as defined below), the Fund will send a notice of the monthly repurchase offer to each shareholder. The time and dates by which repurchase offers must be received in good order (“Repurchase Request Deadline”) will generally be 4:00 p.m. Eastern time on the eighth business day of each month. Under normal circumstances, it is expected that the Repurchase Request Deadline will be the same date as the repurchase pricing date. Payment for all Common Shares repurchased pursuant to these offers will be made not later than 7 calendar days after the repurchase pricing date. Payment for Common Shares tendered for repurchase will normally be made by the fourth business day (but in any case no later than the seventh calendar day) following the repurchase pricing date and, in every case, at least five business days before sending notification of the next monthly repurchase offer.”

2. For the “Leverage” section, please confirm that the Fund has no intention to issue Preferred Shares within one year or add the appropriate disclosure.

In response to the Staff’s comment, the Fund confirms that it has no intention to issue Preferred Shares within one year. The Fund also notes that the prospectus currently has the following disclosure in the “Cover,” “Prospectus Summary,” “The Fund’s Investments” and “Leverage” sections:

“Currently, the Fund has no intention to issue Preferred Shares.”

Prospectus Summary

3. Regarding the “Investment Objective–Derivatives” section on page 3, please confirm supplementally that if the Fund writes or sells any default swaps, it will segregate liquid assets equal to the full notional amount of the swap.

In response to the Staff’s comment, the Fund confirms that if the Fund writes or sells any credit default swaps (e.g., is a “protection seller”), it will segregate or earmark cash or liquid assets equal to the full notional amount of the swap.

4. On page 3 of the “Investment Objective–Derivatives” section, the Fund discloses that it may engage in transactions involving total return swaps (“TRS”). TRS is a senior security for purposes of Section 18 of the 1940 Act. When a fund engages in TRS, the fund will need to set aside an appropriate amount of liquid assets. See Investment Company Act Release No. 10666 (April 18, 1979). Please note that the Commission has issued a release proposing to update the regulation of fund use of derivatives for purposes of Section 18 of the 1940 Act. See Investment Company Act Release No. 31933 (Dec. 11, 2015). Please be aware that the Commission could issue a new rule or guidance relating to fund use of derivatives, such as TRS, which could impact the manner in which the Fund operates.

The Fund acknowledges the Staff’s comment.

5. For the “Risks—Loans Risk” section on page 11, we are aware that rating agencies as well as the financial media have recently reported that traditional lender protections are being eroded and that so called “covenant-lite” loans are increasingly common. See “Leveraged Loans Not as Safe as They Once Were,” Wall Street Journal (Aug. 16, 2018). If the Fund intends to invest in covenant-lite loans, please describe such loans and the extent to which the Fund may invest in such loans. Also consider enhancing the disclosure of the risks associated with such loans.

The Fund plans to add the following disclosure in the applicable sections of the prospectus in a post-effective amendment filed pursuant to Rule 486(b) under the Securities Act:

“The Fund may invest in loans that do not have certain maintenance covenants related to financial ratios, which are often referred to as “covenant-lite.” Currently, approximately 80% of outstanding senior secured loans in the market are covenant-lite, and therefore such loans are widely held by loan market participants. Other important collateral protections will continue to exist in most loan credit agreements, including (i) limitations on restricted payments, (ii) limitations on investments, (iii) limitations on additional debt and liens, and (iv) limitations on asset sales. While the Adviser will seek loans that provide attractive credit protection, the Fund is not limited in the amount of loans it may hold that are covenant-lite.”

““Covenant-lite” Obligations Risk. The Fund may invest in, or obtain exposure to, obligations that may be “covenant-lite,” which means such obligations lack certain financial maintenance covenants. While these loans may still contain other collateral protections, a covenant-lite loan may carry more risk than a covenant-heavy loan made by the same borrower as it does not require the borrower to provide affirmation that certain specific financial tests have been satisfied on a routine basis as is required under a covenant-heavy loan agreement. Should a loan held by the Fund begin to deteriorate in quality, the Fund’s ability to negotiate with the borrower may be delayed under a covenant-lite loan compared to a loan with full maintenance covenants. This may in turn delay the Fund’s ability to seek to recover its investment.”

Use of Proceeds

6. Pursuant to Item 7.2 of Form N-2, please discuss how long it is expected to take the Fund to fully invest net proceeds of the sale of its Common Shares in accordance with the Fund’s investment objective and policies and the reasons for any anticipated lengthy delay (e.g., more than three months) in investing the net proceeds.

In response to the Staff’s comment, the Fund plans to modify disclosure in the “Use of Proceeds” section in a post-effective amendment filed pursuant to Rule 486(b) under the Securities Act as follows:

“The Fund invests the net proceeds of the sale of its Common Shares in accordance with the Fund’s investment objective and policies as stated below. It is currently anticipated that the Fund will be able to invest all or substantially all of the net proceeds according to its investment objectives and policies within approximately 60 days after receipt of the proceeds, except to the extent proceeds are held in cash to pay dividends or expenses, satisfy repurchase offers or for temporary defensive purposes. Pending the investment of the proceeds pursuant to the Fund’s investment objective and policies, the Fund may invest a portion of the proceeds of the offering, which may be a substantial portion, in short-term, high quality debt securities, money market securities, cash or cash equivalents. In addition, the Fund may maintain a portion of the proceeds in cash to meet operational needs. The Fund may be prevented from achieving its investment objective during any time in which the Fund’s assets are not substantially invested in accordance with its policies.”

Dividend Reinvestment Plan

7. Pursuant to Item 10.1.e.(6) of Form N-2, please describe how to terminate participation in the Plan and rights upon termination.

In response to the Staff’s comment, the Fund plans to modify disclosure in the “Dividend Reinvestment Plan” section in a post-effective amendment filed pursuant to Rule 486(b) under the Securities Act as follows:

“You are free to withdraw from the Plan and elect to receive dividends and distributions in cash at any time by giving written notice to the Plan Agent or by contacting your broker or dealer, who will inform the Fund. Your request must be received by the Fund at least ten days prior to the payment date of the distribution to be effective for that dividend or capital gain distribution.”

Appendix A – Supplemental Performance Information of a Similar Fund

8. The third paragraph states the following: “The anticipated fees and expenses of each class of the Fund are different than the historical fees and expenses of the Other Fund; had the Other Fund’s performance records reflected the anticipated fees and expenses of any class of the Fund, the Other Fund’s performance would have also been different.” If the Other Fund’s fees are lower than the Fund’s fees, the disclosure should state that using the Fund’s fees would have lowered the performance result.

In response to the Staff’s comment, the Fund notes that the Other Fund’s advisory and administration fees are higher than the Fund’s fees; however, the Other Fund’s performance does not reflect the impact of sales loads, distribution fees or servicing fees. Accordingly, the Fund plans to add the following language in a post-effective amendment filed pursuant to Rule 486(b) under the Securities Act:

“The historical performance of the Other Fund does not reflect the impact of any sales load, distribution fees or servicing fees.”

9. Please represent supplementally that the Fund has the records necessary to support the calculations of the performance as required by Rule 204-2(a)(16) under the Advisers Act.

In response to the Staff’s comment, the Fund supplementally represents that the Fund has the records necessary to support the calculations of the performance as required by Rule 204-2(a)(16) under the Advisers Act.

Please call Benjamin Wells (212-455-2516) or me (202-636-5543) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Rajib Chanda